UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GENERAL FINANCE CORPORATION
(Name of Subject Company (Issuer))
UR MERGER SUB VI CORPORATION
a wholly owned subsidiary of
UNITED RENTALS (NORTH AMERICA), INC.
a wholly owned subsidiary of
UNITED RENTALS, INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001
(Title of Class of Securities)
369822101
(CUSIP Number of Class of Securities)

Joli Gross
UR Merger Sub VI Corporation
100 First Stamford Place, Suite 700
Stamford, CT 06902
Telephone: (203) 622-3131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Francis J. Aquila
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$609,366,062.00	$66,481.84

*
Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by General Finance Corporation (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $19.00, the tender offer price, by (b) the sum of (i) 30,240,951, the number of issued and outstanding shares of Company common stock (including 403,428 shares of Company common stock underlying outstanding Company restricted stock), (ii) 321,220, the number of shares of Company common stock reserved for the Company’s stock plans, (iii) 1,452,199, the number of shares of the Company common stock underlying outstanding Company options and (iv) 57,528, the number of shares of the Company common stock underlying outstanding Company restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of April 15, 2021 the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by UR Merger Sub VI Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals (North America), Inc., a Delaware corporation (“URNA”) and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation (“URI”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of General Finance Corporation, a Delaware corporation (the “Company”), at a price per Share of $19.00 net to the seller in cash, without interest, less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 26, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
Items 1 through 9; Item 11.
All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.
Item 10. Financial Statements.
Not applicable.
Item 12. Exhibits.
See Exhibit Index.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 26, 2021
UR MERGER SUB VI CORPORATION
By:
/s/ Joli Gross

Name:
Joli Gross

Title:
Senior Vice President, General
Counsel & Corporate Secretary

UNITED RENTALS (NORTH AMERICA), INC.
By:
/s/ Joli Gross

Name:
Joli Gross

Title:
Senior Vice President, General
Counsel & Corporate Secretary

UNITED RENTALS, INC.
By:
/s/ Joli Gross

Name:
Joli Gross

Title:
Senior Vice President, General
Counsel & Corporate Secretary

EXHIBIT INDEX
Index No.
(a)(1)(i)	Offer to Purchase dated April 26, 2021.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Advertisement as published in The New York Times on April 26, 2021.*
(a)(1)(vii)	Press release, dated April 26, 2021.*
(a)(5)(i)	Joint press release, dated April 15, 2021 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by URI on April 16, 2021).
(a)(5)(ii)	Investor Presentation, dated April 15, 2021 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by URI on April 16, 2021).
(a)(5)(iii)	Email to United Rentals, Inc. Employees, dated April 15, 2021 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).
(a)(5)(iv)	Letter to Pac-Van, Lone Star and Southern Frac Employees dated April 15, 2021 (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).
(a)(5)(v)	Letter to Pac-Van Canada (Container King) Employees, dated April 15, 2021 (incorporated by reference to Exhibit 99.3 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).
(a)(5)(vi)	Letter to Royal Wolf Employees, dated April 15, 2021 (incorporated by reference to Exhibit 99.4 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).
(a)(5)(vii)	Transcript of Investor Call, dated April 16, 2021 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated April 15, 2021, by and among the Company, URNA, and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the URI on April 16, 2021).
(d)(2)	Form of Tender and Support Agreement, dated April 15, 2021, by and among URNA, Merger Sub and certain stockholders of the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by URI on April 16, 2021).
(d)(3)	Confidentiality Agreement, dated March 1, 2019, between URI and the Company.*
(d)(4)	Form of Key Employee Agreement.*
(d)(5)	Form of Key Employee Side Letter.*
(d)(6)	Form of Retention Bonus Letter.*
(d)(7)	Form of Non-Competition Agreement.*
(g)	Not applicable.
(h)	Not applicable.

*
filed herewith